Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of The J. M. Smucker Company (the “Company”) is only a summary and does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended Articles of Incorporation (the “Articles of Incorporation”) and the Company’s Amended Regulations (the “Regulations”).
Authorized Capital Stock
The Company’s authorized capital stock consists of 306,000,000 shares, including:

•	300,000,000 common shares, without par value; and
•	6,000,000 serial preferred shares, without par value.
 Common Shares
The Articles of Incorporation permit the issuance of up to 300,000,000 common shares. This amount can be amended by the Company’s board of directors (the “Board”) without shareholder approval, to the extent permitted by Chapter 1701 of the Ohio Revised Code.
Voting Rights
The Articles of Incorporation provide that, except as set forth below, each outstanding common share entitles the holder to one vote on each matter properly submitted to the shareholders for their approval, including any vote or consent for the election or removal of the Company’s directors.
Notwithstanding the foregoing, holders of the Company’s outstanding common shares who have held their common shares for at least four years without a change in beneficial ownership are entitled to ten votes on each of the following matters properly submitted to the shareholders, to the extent those matters are required to be submitted to the shareholders under Ohio law, the Articles of Incorporation or the Regulations, stock exchange rules, or are otherwise submitted or presented to the Company’s shareholders for their vote, consent, waiver, or other action:

•	any matter that relates to or would result in the dissolution or liquidation of the Company, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise;
•	the adoption of any amendment to the Articles of Incorporation or the Regulations or the adoption of amended Articles of Incorporation, other than the adoption of any amendment or amended Articles of Incorporation that increases the number of votes to which holders of the Company’s common shares are entitled or expands the matters to which the time-phase voting provisions of the Articles of Incorporation apply;
•
any proposal or other action to be taken by the Company’s shareholders, whether or not proposed by the Company’s shareholders, and whether proposed by authority of the Board or otherwise, relating to any successor plan to the Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A., which expired on June 25, 2018;

•	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;

•
adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company’s assets;

•	any matter submitted to the Company’s shareholders pursuant to Article Fifth (interested shareholder provision) or Article Seventh (control share provision) of the Articles of Incorporation, as they may be further amended, or any issuance of the Company’s common shares for which shareholder approval is required by applicable stock exchange rules; and
•	any matter relating to the issuance of the Company’s common shares or the repurchase of the Company’s common shares that the Board determines is required or appropriate to be submitted to the Company’s shareholders under Ohio law or applicable stock exchange rules.
Upon any change of beneficial ownership of the Company’s common shares, the new holder will be entitled to only one vote on the matters listed above until that holder has held the shares for four years without a further change in beneficial ownership. Furthermore, no holder of the Company’s common shares will be entitled to exercise more than one vote on any matter listed above if the aggregate voting power that holder otherwise would be entitled to exercise (disregarding the voting power of any holder on August 20, 1985 or acquired by the holder in a transaction not involving a change in beneficial ownership as determined pursuant to the Articles of Incorporation) would constitute one-fifth or more of the Company’s voting power and the Company’s common shareholders have not authorized the ownership of common shares by that holder as and to the extent contemplated by Article Seventh (control share provision) of the Articles of Incorporation.
Dividend Rights
Subject to the rights of holders of serial preferred shares, if any, holders of the Company’s common shares are entitled to receive dividends as, when, and if dividends are declared by the Board out of assets legally available for the payment of dividends.
Liquidation Rights
In the event of a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, after payment of liabilities and obligations to creditors and holders of serial preferred shares, if any, the Company’s remaining assets are to be distributed ratably among the holders of common shares.
Preemptive Rights
The Company’s shareholders will not have any preemptive rights to purchase or subscribe for shares of any class or any other security of the Company.
Redemption Rights
The Company’s common shares are not subject to redemption by the Company or by the holder of the common shares.
Conversion Rights
The Company’s common shares are not convertible into shares of any other class or any other security of the Company.

Repurchase
Under the Articles of Incorporation, the Company, by action of the Board and without action by its shareholders, may purchase its common shares in accordance with Ohio law. The Board may authorize such purchases to be made in the open market or through a private or public sale and at such price as the Board determines.
Liability to Further Calls or Assessments
The Company’s outstanding common shares are, and any common shares issued will be, duly authorized, validly issued, fully paid, and nonassessable.
Sinking Fund Provisions
The Company’s common shares have no sinking fund provisions.
Serial Preferred Shares
The Articles of Incorporation authorize 6,000,000 serial preferred shares. No serial preferred shares are currently issued and outstanding. The Board has, however, established a series designated as Series A Junior Participating Preferred Shares and authorized 1,500,000 of such shares.
The Board may establish and issue one or more series of serial preferred shares from time to time with such powers, preferences, rights, qualifications, limitations, and restrictions that are permitted by the Articles of Incorporation, and as the Board fixes by resolution, including:

•	dividend rights;

•	redemption rights and price;

•	sinking fund requirements;

•	voting rights;

•	conversion rights;

•	liquidation rights, preferences, and price; and

•	restrictions on the issuance of shares of any class or series.
The rights of holders of the Company’s serial preferred shares will be subordinate to the rights of the Company’s general creditors. Serial preferred shares that the Company issues will be duly authorized and validly issued, fully paid, and nonassessable. Holders of the Company’s serial preferred shares will not be entitled to preemptive rights unless otherwise specified. Holders of the Company’s common shares will not have preemptive rights to participate in any issuance of serial preferred shares.
The Board believes that the serial preferred shares will provide flexibility for future financings and acquisitions by the Company. Although there currently are no plans to issue serial preferred shares, it is contemplated that from time to time the Company may consider transactions involving the issuance of serial preferred shares. Because the Articles of Incorporation give the Board flexibility in determining the terms of the serial preferred shares, the Board is able to issue serial preferred shares with terms suitable to existing market conditions at the time of issuance or to meet the needs of a particular transaction.
The ability of the Board to issue serial preferred shares could enable it to render more difficult or discourage an attempt by another person or entity to obtain control of the Company. The serial preferred shares could be issued by the Board in a public or private sale, merger, or similar transaction, increasing the number of outstanding shares and thereby diluting the equity interest and voting power, if the serial preferred shares were convertible into the Company’s common shares, of a party attempting to obtain control of the Company.
Anti-Takeover Matters
Certain provisions of the Articles of Incorporation and the Regulations, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.
Certain Provisions of the Articles of Incorporation and Regulations
No Cumulative Voting. Holders of the Company’s common shares do not have cumulative voting rights.

Election of Board of Directors. The Articles of Incorporation provide that in an uncontested election of directors, a candidate will be elected as a director only if the votes cast for the candidate exceed the votes cast against the candidate. Abstentions will not be counted as votes cast for or against a candidate. If, however, the Board determines that the number of candidates exceeds the number of directors to be elected in that year, a plurality voting standard will apply, and the candidates receiving the greatest number of votes will be elected.
Removal of Directors. The Company’s directors may be removed, only for cause, by the affirmative vote of the holders of a majority of the Company’s voting power with respect to the election of directors.
Control Share Acquisitions
The Articles of Incorporation provide for the opting out of Ohio’s control share acquisition law. The Company has, however, adopted similar provisions in the Articles of Incorporation requiring that notice and informational filings and special shareholder meetings and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” In general, a control share acquisition is the acquisition, directly or indirectly, by any person of the Company’s shares that, when added to all other shares of the Company in respect of which that person, directly or indirectly, may exercise or direct the exercise of voting power as provided in the Articles of Incorporation, would entitle the person, immediately after the acquisition, directly or indirectly, to exercise or direct the exercise of the voting power in the election of directors of a number of the Company’s outstanding shares (as distinguished from the number of votes to which the holder of the shares is entitled) within any of the following ranges:

•	one-fifth or more but less than one-third of outstanding shares;

•	one-third or more but less than a majority of outstanding shares; and

•	a majority or more of outstanding shares.
Assuming compliance with the notice and information filings, the proposed control share acquisition may be made only if both of the following occur:

•	shareholders who hold shares entitling them to vote in the election of directors authorize the acquisition at a special meeting held for that purpose at which a quorum is present by an affirmative vote of a majority of the Company’s voting power in the election of directors represented at the meeting in person or by proxy and a majority of the portion of the voting power excluding the voting power of interested shares represented at the meeting in person or by proxy; and

•	the acquisition is consummated, in accordance with the terms authorized, not later than 360 days following shareholder authorization of the control share acquisition.
In general, “interested shares” means shares of which any of the following persons may exercise or direct the exercise of the Company’s voting power in the election of directors:

•	the acquiring person;

•	any officer elected by Board, except shares beneficially owned by such officer for four years or more;

•	any employee who is also a director, except shares beneficially owned by such employee for four years or more;

•	any person that acquires shares during the period beginning with the first public disclosure of the proposed control share acquisition and ending with the record date established for the special meeting, if either of the following applies:

•	the aggregate consideration paid by such person, and any persons acting in concert therewith, exceeds $250,000; or
•	the number of shares acquired by such person, and any persons acting in concert therewith, exceeds one-half of one percent (1/2%) of the Company’s outstanding shares entitled to vote in the election of directors; and

•	any person who transfers shares after the record date for the special meeting, if accompanied by voting power in the form of a blank proxy, an agreement to vote as instructed by the transferee or otherwise.
Transactions with Interested Shareholders
The Company is subject to Chapter 1704 of the Ohio Revised Code, which generally prohibits certain business combinations and transactions with “interested shareholders” for a period of three years after (i) the interested shareholder acquired ten percent or more of the voting power of the corporation in the election of directors or (ii) at any time within the three years prior, such interested shareholder held ten percent of more of the voting power of the corporation in the election of directors, unless prior to the interested shareholder’s acquisition of ten percent or more of the corporation’s shares, the directors of the corporation approved the business combination or other transaction or the purchase of shares by the interested shareholder on the date the shareholder acquired ten percent or more of the corporation’s shares.
In general, subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that at least one of the following is satisfied:

•	prior to the date the interested shareholder acquired ten percent or more of the corporation’s shares, the board of directors approved the purchase of shares by the interested shareholder;

•	the transaction is approved, at a meeting held for that purpose, by the affirmative vote of the holders of shares of the corporation entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors, or of such different proportion as the articles of incorporation may provide, provided that the transaction is also approved by the affirmative vote of the holders of at least a majority of the disinterested shares; or

•	the transaction results in shareholders, other than the interested shareholder, receiving a fair price (as described in Chapter 1704) plus interest for their shares.
In addition, the Articles of Incorporation provide that any business combination between the Company and any person that beneficially owns more than 30% of the Company’s shares entitled to vote in the election of directors (or at any time owned more than 30% of the Company’s shares entitled to vote in the election of directors) must be approved by the affirmative vote of 85% of all shares entitled to vote in the election of directors. The 85% voting requirement is not applicable if:

•	the cash, or fair market value of other consideration, to be received per share by the Company’s common shareholders in the business combination is at least an amount equal to the highest per share price paid by the other entity in acquiring any of its holdings of the Company’s common shares plus the aggregate amount, if any, by which 5% per annum of the per share price exceeds the aggregate amount of all dividends paid in cash, in each case since the date on which the other entity acquired the 30% interest;

•	after the other entity has acquired a 30% interest and prior to the consummation of the business combination, (1) the other entity has taken steps to ensure that the Board included at all times representation by continuing directors proportionate to the shareholdings of the public holders of the Company’s common shares not affiliated with the other entity (with a continuing director to occupy any resulting fractional Board position), (2) the other entity has not acquired any newly issued shares, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to obtaining a 30% interest or as a result of a pro rata share dividend or share split), and (3) the other entity has not acquired any additional outstanding common shares or securities convertible into the Company’s common shares except as part of the transaction that resulted in the other entity’s acquiring its 30% interest;

•	the other entity has not (1) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Company or (2) made any major change in the Company’s business or equity capital structure without in either case the approval of at least a majority of all the directors and at least two-thirds of the continuing directors, in either case prior to the consummation of the business combination; and

•	a proxy statement responsive to the requirements of the Securities Exchange Act of 1934 has been mailed to the Company’s public shareholders for the purpose of soliciting shareholder approval of the business combination and contained at the front, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination that the continuing directors, or any of them, may choose to state and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of the business combination, from the point of view of the Company’s remaining public shareholders (the investment banking firm to be selected by a majority of the continuing directors and to be paid a reasonable fee for their services by the Company upon receipt of the opinion).
Continuing directors are directors elected by shareholders prior to the time when such entity acquired more than 5% of the shares entitled to vote in the election of directors, or a person recommended to succeed a continuing director or by a majority of continuing directors.

Mergers, Acquisitions, Share Purchases and Certain Other Transactions
The Ohio Revised Code requires approval of mergers, dissolutions, dispositions of all or substantially all of a corporation’s assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called “parent-subsidiary” mergers), by two-thirds of the voting power of a corporation, unless the articles of incorporation specify a different proportion (but not less than a majority). The Articles of Incorporation do not specify a voting power proportion different than that specified by Ohio law in connection with the approval of these transactions.

Amendments to Constituent Documents
Ohio law permits the adoption of amendments to articles of incorporation if those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise two-thirds of the voting power of the corporation, or a lesser, but not less than a majority, or greater vote as specified in the articles of incorporation. The Articles of Incorporation specify that amendments relating to transactions with interested persons require the affirmative vote of the holders of 85% of the common shares entitled to vote in the election of directors, except that the 85% vote will not be required for any amendment to that provision recommended to the Company’s shareholders if the recommendation was approved by at least a majority of the Company’s directors and at least two-thirds of the Company’s continuing directors.
Ohio law permits adoption of amendments to regulations by an affirmative vote of the majority of shares entitled to vote or by written consent from holders of two-thirds of the shares entitled to vote or by written consent or vote of a greater or lesser proportion as provided in the articles of incorporation or regulations but not less than the majority of voting power. The Regulations may be amended by (i) the Board to the extent permitted by Ohio law or (ii) the Company’s shareholders by the affirmative vote of a majority of the Company’s voting power at a meeting held for that purpose, or without a meeting by the affirmative written consent of two-thirds of the Company’s voting power.